Exhibit 99.1

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        ELBIT MEDICAL IMAGING SUBSIDIARY INSIGHTEC ANNOUNCES $21 MILLION
                                   INVESTMENT


Tel-Aviv, Israel- September 28, 2004 - Elbit Medical Imaging Ltd (Nasdaq:EMITF), ("EMI") announced today that on September 27, 2004, its subsidiary, InSightec Image Guided Treatment Ltd. ("InSightec"), signed an agreement for an internal round of financing totaling $21 million from existing investors, Elbit Ultrasound (Netherlands) B.V. ("EUBV") a subsidiary of EMI, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company (NYSE:GE) and MediTech Advisors LP ("MTA"), a private firm specializing in the healthcare marketplace.

The investment will be made in two tranches of convertible notes with an aggregate principal amount of $10.5 million each. The first tranche has already been completed, and the second tranche is conditioned on the approval of the US Food and Drug Administration of InSightec's focused ultrasound technology for the treatment of uterine fibroid tumors.

The funds will be used to expand InSightec's marketing and sales infrastructure and to embark on new areas of clinical research. InSightec recently completed Phase III clinical trials for non-invasive treatment of uterine fibroids and is awaiting FDA approval to market in the United States. Its ExAblate(R) 2000 system integrates focused ultrasound thermal ablation with GE Healthcare's Magnetic Resonance imaging capabilities to non-invasively destroy targeted tissue.

Motti Zisser, Chairman of EMI and InSightec commented, "The confidence of the investors in the potential of this breakthrough technology and in the ability of the InSightec team to commercialize this product drove our decision to limit this additional investment to internal resources."

Jacob "Kobi" Vortman, PhD, President and Chief Executive Officer of InSightec, stated, "These additional resources will enable InSightec to accelerate its growth and the development of our clinical pipeline which includes using our novel ExAblate 2000 technology for several cancer indications. Non-invasive MR guided surgery has the potential to enable millions of patients around the world to receive treatment for their illnesses and return to normal daily life, with reduced morbidity and lower medical costs."

Dennis Cooke, Vice President and General Manager of GE Healthcare's Magnetic Resonance business, said "GE Healthcare has been working with InSightec and its clinical partners for years and is excited about the potential for this technology."

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Following the completion of this latest investment, the fully diluted ownership of the participating parties will be 52.16% for EUBV, 20.63% for GE, and 6.87% for MTA. The remaining shares are held by the founders, employees and directors of InSightec.

InSightec is engaged in additional clinical research in the area of uterine fibroids and is also conducting clinical trials for the non-invasive treatment of breast fibroadenomas, breast cancer, and brain cancer. It plans to commence clinical trials in bone and liver tumors.

About InSightec
InSightec Image Guided Treatment Ltd. is a privately held company owned by Elbit Medical Imaging (EMI), General Electric, MTA, and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 80 employees and has invested more than $60 million in research, development, and clinical investigations. Its US headquarters are located in Dallas, Texas. ExAblate was awarded the 2004 grand prize of the IST (Information Society Technology) of the European Union for innovation and potential to serve mankind. For more information, please go to: www.insightec.com.

About EMI
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business. For more information, please go to: www.emitf.co.il

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Contacts:

Avi Sheetreet, CFO                            Rachel Levine, Investor Relations
Elbit Medical Imaging                         The Anne McBride Company
Tel: +972-3-608-6010                          Tel: 212-983-1702 x207
Email: Avis@europe-israel.com                 Email: rlevine@annemcbride.com
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